Exhibit 99.3

Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

May 10, 2010

Dear Shareholder:

Enclosed are the documents relating to the 2009 Annual and Special Meeting of Shareholders for Ur-Energy Inc.  These documents are also available on our website, www.ur-energy.com.   This is our fifth annual meeting since becoming a public company.  At year’s end the Company had a cash position of approximately C$43 million with which to advance our robust uranium project at Lost Creek, Wyoming.  Our technical team continues to be regarded as one of the finest technical teams among the uranium juniors. We are pleased to highlight some of our 2009 activities and to share our 2010 plans with you.

The principal focus of the Company during 2009 remained the advancement of the regulatory process toward the final licensing of our Lost Creek Project for production.  Progress was made with the Nuclear Regulatory Commission (NRC) completing the Generic Environmental Impact Statement (GEIS) for In Situ Recovery in June and then completing the site-specific Draft Supplemental Environmental Impact Statement (SEIS) in December. A public comment period on the SEIS closed in March 2010.  The NRC must complete the final SEIS, and a Safety Report (currently in draft form), before issuing the Lost Creek Source Material License, which we expect to receive in coming months, based upon current guidance from the NRC.

The Wyoming Department of Environmental Quality (WDEQ) requested our Mine Unit #1 data package and has been reviewing our Permit to Mine application and the Mine Unit #1 package as a single application as they move closer to completion on the permit. The deep disposal well Class I Underground Injection Control (UIC) Permit process moved well during 2009 and, in early 2010, the WDEQ issued a draft permit for up to five UIC wells, with indications that the final permit could be expected during Q2 2010.  Additional efforts during 2009 included the successful delineation of Mine Unit #2; ordering long lead time items for construction of the processing plant facility; adding to the engineering and geology development and production staff; and selecting a general contractor for the construction of the Lost Creek Central Processing Plant.

We also achieved a number of milestones in addition to the continued progress at Lost Creek.  In August 2009, the Company completed a geologic evaluation of the Lost Creek Permit Area and adjacent Ur-Energy properties which identified new exploration targets with the potential for an additional 24 to 28 million pounds U3O8 (not NI 43-101 compliant) to be added to the current NI 43-101 resources at Lost Creek.  The recognition of this additional potential makes the Lost Creek ISR project perhaps the single most scalable ISR project currently under development by a junior company in the United States.

In December 2009, the Company announced the entry into its Hauber Project venture of a subsidiary of Bayswater Uranium Corporation as the ‘earn in’ Member and Manager.  Bayswater may earn in to a 75% interest by spending US$1 million over a four-year period.  In Q3 2009,

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Crosshair Exploration and Mining completed its obligations to earn into a 75% interest in The Bootheel Project, in which Ur-Energy retains a 25% interest.  In both ventures, an initial NI 43-101 resource estimate has been completed by the respective earn-in member.  The Company continues to see such venture opportunities as providing value with regard to additional exploration projects, while maintaining its focus on bringing the Lost Creek Project into production.  In addition to seeking venture opportunities to provide value to the Company, we continue to look for additional ways to create value from our extensive historic drill hole data base.  Along this line, in October 2009, the Company announced that it had sold its “Moorcroft Database” of more than 5,000 exploration and development drill holes to Peninsula Minerals Limited for US$1,000,000 and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming in which Peninsula reports it is the dominant mineral rights holder.

Announcements continued through 2009 of more countries planning to add nuclear reactors for the generation of electricity which does not produce greenhouse gasses.  Over the past two years, construction was started on 17 additional reactors worldwide for a total of 53 currently under construction.  In addition, there are now 141 reactors planned and more than 320 proposed compared to 93 planned and 218 proposed two years ago.  The Nuclear Energy Institute projects 1,200 nuclear reactors operating worldwide by 2030, a significant increase from the 438 currently operating.  Given the fact that current mine production does not meet the needs of the current 438 nuclear reactors and secondary sources are necessary to meet the demand, it is clear that new mine production will be necessary to meet the needs of the industry.

2009 ended up as a relatively poor year for the uranium market.  The spot price was mostly within the US$40/lb to US$50/lb range, ending the year at US$44.50/lb and the term price dropped from US$70/lb to US$62/lb by the end of the year.  Mine production of uranium remained essentially flat in most of the world except for Kazakhstan which continued to increase its production.  Most production from Kazakhstan sold on the spot market rather than the term market and may have been one of the factors keeping the uranium spot market somewhat depressed.  Given the known and projected increase in reactors worldwide an increase in demand is developing and industry expects an increase in the uranium spot price and the term price in the future, but the timing is uncertain.

2010 is expected to be significant for Ur-Energy.  Already in 2010 we have received the Lost Creek WDEQ Air Quality Operating Permit; the Draft WDEQ Class I UIC Well Permit; and have been granted an exemption by the NRC to enable limited construction activities at the Lost Creek site prior to the receipt of the Lost Creek NRC license.  The public comment period has ended on the WDEQ’s Draft UIC Well Permit and issuance of the final permit is expected within Q2 2010.  Agency guidance and expectation of the Company is that the remainder of our required licenses and authorizations (NRC, WDEQ and BLM) will be issued over the coming months which would enable construction to begin prior to the start of winter.  While current indications are that all licenses will be on hand to start construction prior to the winter there is no guarantee that there will not be some unforeseen delay from any of the agencies.

The Lost Creek drilling plan for 2010 consists primarily of a program to delineate Mine Unit #3, assuring that we will have three mine units delineated prior to start of production.  As well, an exploration program is planned on the LC South project to start the work of identifying additional resources on the adjacent properties.  The Ur-Energy engineering team has been ordering

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equipment and materials, and preparing the detailed plans for construction of Mine Unit #1.  The long lead time items for the plant which were ordered in early 2009 are nearing completion and will be ready for delivery before plant construction starts.

The year 2010 provides new opportunity for Ur-Energy.  Unfunded capital expenditure requirements among the juniors, the global recession and ever-increasing world nuclear demand places Ur-Energy in a position to capitalize on the opportunities that 2010 will bring as we continue to move toward production. Our financial strength, outstanding technical and support team and executable business plan enables us to grow during difficult times.  We appreciate the support of our existing shareholders and invite new investors to take a look at this truly special company.

Yours truly,

W. William Boberg President & CEO	Jeffrey T. Klenda Chairman of the Board

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